UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Novogen Limited
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 2 December,2004  By /s/Ronald Lea Erratt Company Secretary

2 December, 2004

The Manager
Company Announcements Platform
Australian Stock Exchange
Dear Sir

Letter to Shareholders of Glycotex, Inc.

Attached is a copy of a letter sent recently to the shareholders of Glycotex, Inc., a subsidiary Of Novogen Limited.

Yours faithfully

Ron Erratt
Company Secretary

Glycotex Inc.
C\- Novogen Limited, 140 Wicks Road,
North Ryde, NSW, 2113, Australia

1 December, 2004

Dear Shareholder
Clinical trial update.

This report is to provide a short update on the current Phase II trial in progress.
We have had great co-operation from Dr Rodney Lane at Royal North Shore Hospital, and more recently from the Austin Hospital in Melbourne. Between them, they should have all 60 patients enrolled imminently, meaning that we should have the final data by the end of March 2005 assuming that the report is prepared promptly. Patient enrolment has taken us longer than we expected because the treatment of trophic ulcers is not as centralised or coordinated in hospitals in Australia as are other disease conditions.

The clinical trial is double-blinded, which means that neither doctors nor patients know whether they are receiving placebo or active. To break the code at this stage and have the outcome known would jeopardise the integrity of the trial and put the outcome at risk.
However, as an interim analysis was allowed by the protocol to ensure that we were on track to achieve a definable outcome with the planned 60 patients, an interim analysis was conducted recently by Dr Graham Kelly.
It is pleasing to report that we are on track to achieve an outcome, however I hasten to add that this could mean one of two things: either, (a) that we are on track to achieve a statistically significant outcome, or (b) that we are on track to confirm that we will never achieve that outcome. Although still considered that 60 patients should be enough for a definitive result either way, it is of course not open to us to reveal whether any bias towards (a) or (b) was seen in the interim review.

If we were to achieve a clinically beneficial outcome in the treatment of trophic ulcers, Glucoprime would be the first test product to achieve that result of complete healing. As reported at the Novogen Limited
Annual General Meeting, and as shown in the presentation on the Novogen web site, a number of patients in the current trial have experienced complete healing responses.
Although it is not known at this stage whether they are in the active or placebo groups, we find this result very interesting.

The intellectual property contained in the patent licensed by Glycotex and now granted in a number of countries including the USA, is based on Glucoprime and its analogues promoting healing across a wide variety of therapeutic uses. There are a number of options open to us once we complete the current
Phase II trial and assuming that it has a positive outcome. While trophic ulcers represent the most challenging end of the spectrum, because they involve wounds that are dysfunctional, there are many other clinical opportunities in areas which are not dysfunctional and where Glucoprime may be expected to provide a benefit.

One of our options could be to seek registration of the product in certain territories on the basis of the Phase II data. Some territories, such as the USA and Europe, would need Phase III trial data, and that is something that will be considered. Another option is to pursue the more general application of promotion of wound healing in general surgical wounds.
In animal studies, Glucoprime has reduced by 40% the time to complete healing in surgical wounds, pointing to a large and exciting potential application in general surgery. Other more interesting applications include promotion of healing in tissues such as tendons, ligaments and bones, which are also typically slow to heal.

Glycotex has patent coverage over these other uses.
Pending confirmation that the outcome of the current clinical trial is positive, active and exciting times await us, and, again, I thank you for your support.

Regards

Christopher Naughton
CEO
Glycotex, Inc.




Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Marshall Edwards, Inc., + 61.2.9878 0088